Pacidnet Ind.
(Nasdaq: PACT)
23rd Floor, Building A TimeCourt, No. 6
Shuguang Xili, Chaoyang District
Beijing, China 100028
Tel +86 (10) 59225000
Fax +86 (10) 59225001
www.pacificnet.com

January 29, 2007

Robert S. Littlepage Accountant Branch Chief Mail Stop 3720 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	PacificNet, Inc. (the “Company”)
Form 8-K filed January 25, 2007 (File No. 000-24985)

Dear Mr. Littlepage:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on January 26, 2007 (the “Comment Letter”). The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

1.
Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification; Your Form 8-K currently only covers your accountant’s report as of December 31, 2005. Please revise your Form 8-K to cover each of the reports for the past two years.

As discussed with the Staff, we will amend the disclosure contained in our Form 8-K filed on January 25, 2007 to clarify that neither the report on the financial statements for the year ended December 31, 2005 nor the report on the financial statements for the year ended December 31, 2004 contained such limitations or modifications in the amendment we will be filing to such Form in order to file the letter from our former accountant discussed below.

Ms. Crittendon
January 11, 2007

2.
Since your Form 8-K was filed on January 25, 2007, the letter from the former accountant is due by February 8, 2007, or within two business days of receipt, whichever comes first. Please amend your Form 8-K to include the required letter from your former accountant by the appropriate due date. See Item 304(a)(3) of Regulations S-K.

We will comply with the filing requirements applicable to the letter from our former accountant.

3.
When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

We will comply with our disclosure obligations under Form 8-K upon engaging a new accountant, including with respect to disclosing any consultations up through the date of engagement.

The Company hereby acknowledges that:

■	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

■	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Victor Tong
Victor Tong
President

CC:	Mitchell S. Nussbaum, Esq.